Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-269693

FOR IMMEDIATE RELEASE

GoldMining Announces Launch of U.S. GoldMining IPO and Application to List on the NYSE

American

Designated News Release

Vancouver, British Columbia – February 27, 2023 – GoldMining Inc. (the “Company” or “GoldMining”) (TSX: GOLD; NYSE American: GLDG) is pleased to announce that its subsidiary, U.S. GoldMining Inc. (“U.S. GoldMining” or “USGO”) has filed a registration statement on Form S-1 in connection with its initial public offering (the “IPO”) of units (the “Units”). U.S. GoldMining is offering up to 2,000,000 Units under the IPO at a price of US$10.00 per Unit.

Each Unit will be comprised of (i) one common share of USGO (a “USGO Share”) and (ii) one warrant (a “USGO Warrant”) to purchase one USGO Share at a price of US$13.00 per USGO Share for a period of three years following the IPO. U.S. GoldMining has applied to list the USGO Shares and USGO Warrants on the NYSE American under the symbols “USGO” and “USGOW”, respectively.

USGO expects to grant the underwriters a 30-day option to purchase up to 15% of each of the number of USGO Shares and/or USGO Warrants sold under the IPO to cover over-allotments, if any.

H.C. Wainwright & Co., LLC and BMO Capital Markets are acting as joint book-running managers and Laurentian Bank Securities Inc. is acting as co-manager of the IPO.

The registration statement relating to the proposed IPO has been filed with the U.S. Securities and Exchange Commission but has not yet become effective. A preliminary prospectus has been filed with the securities commissions or similar securities regulatory authorities in each of the provinces and territories of Canada, other than Quebec, containing important information relating to the Units and remains subject to completion or amendment. The securities under the IPO cannot be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective or until a receipt for the final prospectus has been issued by the relevant securities commissions in Canada. A copy of the registration statement, including a prospectus contained therein, is available under USGO’s profile on EDGAR and a copy of the preliminary prospectus is available under USGO’s profile on SEDAR.

The IPO will be made only by means of a prospectus. Copies of the preliminary prospectus and the final prospectus may be obtained from (i) for U.S. investors only, H.C. Wainwright & Co., via email at placements@hcwco.com or (ii) for U.S. or Canadian investors, BMO Capital Markets Corp., Attn: Equity Syndicate Department, 151 W 42nd Street, 32nd Floor, New York, NY 10036 (800-414-3627, email: bmoprospectus@bmo.com) or BMO Capital Markets, Brampton Distribution Centre C/O The Data Group of Companies, 9195 Torbram Road, Brampton, Ontario, L6S 6H2 (905-791-3151 Ext 4312; torbramwarehouse@datagroup.ca)

H.C. Wainwright & Co., LLC is not registered as an investment dealer in any Canadian jurisdictions and, accordingly, will not, directly or indirectly, solicit offers to purchase or sell Units in Canada.

No securities regulatory authority has either approved or disapproved of the contents of this news release. This release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of, these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any securities of USGO, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

About GoldMining Inc.

GoldMining Inc. is a public mineral exploration company focused on the acquisition and development of gold assets in the Americas. Through its disciplined acquisition strategy, GoldMining now controls a diversified portfolio of resource-stage gold and gold-copper projects in Canada, U.S.A., Brazil, Colombia, and Peru. The Company also owns more than 21 million shares of Gold Royalty Corp. (NYSE American: GROY).

About U.S. GoldMining Inc.

U.S. GoldMining Inc. is an exploration and development company focused on advancing the Whistler gold-copper project, located 170 km northwest of Anchorage, Alaska, USA. The Whistler Project consists of several gold-copper porphyry deposits and exploration targets within a comprehensive regional land package totalling 217.5 sq km (21,750 Ha).

For additional information, please contact:

GoldMining Inc.

Amir Adnani, Co-Chair

David Garofalo, Co-Chair

Telephone: (855) 630-1001

Email: info@goldmining.com

U.S. GoldMining Inc.

Alastair Still, Chairman

Tim Smith, CEO

Telephone: (604) 388-9788

Email: info@us.goldmining.com

Forward-looking Statements

This press release contains certain forward-looking statements, including forward-looking information within the meanings of applicable Canadian securities laws. Such statements include statements with regard to the proposed IPO. Words such as “expects”, “anticipates” and “intends” or similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions and no assurance can be given that the IPO will be completed on the terms described, or at all. Completion of the IPO and the terms thereof are subject to numerous factors, many of which are beyond GoldMining and USGO’s respective control, including, without limitation, failure to satisfy customary closing conditions, any adverse change in market conditions and the other risk factors and other matters set forth in USGO’s preliminary prospectus and GoldMining’s most recent Annual Information Form and its other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission. Neither GoldMining nor USGO undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.